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                            June 21, 2021

       Michael Spellacy
       Chief Executive Officer
       Atlas Crest Investment Corp.
       399 Park Avenue
       New York, NY 10022

                                                        Re: Atlas Crest
Investment Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 4, 2021
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 7, 2021
                                                            File No. 333-254007

       Dear Mr. Spellacy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       Related Agreements, page 8

   1. We note that you have incorporated by reference certain documents into the proxy statement/prospectus,
including the Letter Agreement and form of Subscription
                                                        Agreement, as
referenced on pages 8 and 9, respectively. Please provide your analysis as to how you determined
your eligibility for incorporation by reference.
 Michael Spellacy
FirstName
Atlas CrestLastNameMichael
           Investment Corp. Spellacy
Comapany
June       NameAtlas Crest Investment Corp.
     21, 2021
June 21,
Page 2 2021 Page 2
FirstName LastName
Proposal No. 1: The Business Combination Proposal
Unaudited Prospective Financial Information, page 99

2. The internally prepared forecasts included in your filing present information for each of the years in the six-year period ending December 31, 2030. Considering your statement that, by its nature, this information becomes less reliable with each successive year, revise to explain how this period of time was selected.
3. Disclosure on page 99 states that the prospective financial information included in your filing reflects the best currently available estimates and judgments, but disclosure on page
         100 states that this information does not take into account any circumstances or events occurring after the date it was prepared. Please revise to clarify the timeliness of the information provided and whether there were any notable changes after the time when it was prepared.
4. We note your statement that the financial projections reflect numerous estimates and assumptions with respect to various conditions and future events, as well as matters
         specific to Archer   s business. Expand your disclosure to more fully
describe the process
         through which these projections were prepared, including additional information regarding the underlying material assumptions made (e.g., the nature of the assumed
         market for Archer   s electric aircraft, the basis for growth rates
and how they were deemed
         to be reasonable, the correlation between forecasted revenues, costs and expenses, capital expenditures, and aircraft production, etc.).
5. On pages 99 - 100, please remove or modify the statement cautioning investors not to rely on projections included in the proxy statement/prospectus.
6. EBITDA is defined on page 101 as revenue for the period presented less payments for direct and indirect operating costs, cost of goods sold, and general and administrative expenses. Please revise as this definition appears to be inconsistent with the definition of
         EBITDA per Item 10(e)(1)(ii)(A) of Regulation S-K. As part of your revised disclosure, clarify whether forecasted EBITDA presented in your filing includes research and development expenses. In addition, note that your definition of free cash flow appears to be inconsistent with the definition per question 102.07 of the Compliance & Disclosure
         Interpretations regarding Non-GAAP Financial Measures.
Opinion of Duff & Phelps, the Atlas Board   s Financial Advisor, page 101

7.       We note the disclosure on page 104 that the Atlas Board   s financial
advisor, Duff
         & Phelps, has furnished its fairness opinion "solely for the use and benefit of the Atlas
         Board in connection with its consideration of the Business Combination" and this opinion
         "was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other
         purpose, without Duff & Phelps    express consent." Please also refer
to similar language
         contained in the fairness opinion. This disclosure suggests that shareholders may not
 Michael Spellacy
FirstName
Atlas CrestLastNameMichael
           Investment Corp. Spellacy
Comapany
June       NameAtlas Crest Investment Corp.
     21, 2021
June 21,
Page 3 2021 Page 3
FirstName LastName
         consider or rely on the information in the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively,
         disclose the basis for Duff & Phelps    belief that shareholders
cannot rely on the opinion to
         support any claims against Duff & Phelps arising under applicable state law (e.g., the
         inclusion of an express disclaimer in Duff & Phelps    engagement
letter with the
         company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Duff
         & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
148

8. We note the revisions made in response to prior comment 4, but the reasons for differences in pro forma adjustment amounts in (I) and (DD) are still not apparent. Please revise your disclosure further to explain why the dollar amounts for these adjustments differ.
Information About Atlas
Legal Proceedings, page 158

9. Please revise to include disclosure on the litigation related to the Business Combination and to cross-reference the related risk factor on page 48 or advise. Information About Archer
Legal Proceedings, page 196

10. Please revise to include a cross-reference to the related risk factor disclosure on the recent
         Wisk litigation and government investigation.
Archer Aviation Inc.
Notes to Condensed Financial Statements
Note 9. Stock-Based Compensation
Collaboration and Warrant Agreements, page F-89

11. We note that, in connection with entering into a collaboration and purchase agreement with United Airlines in January 2021, Archer issued warrants to purchase shares of its common stock which vest upon the satisfaction of certain milestones. Tell us how you concluded that a portion of the warrants issued should be accounted for pursuant to FASB
         ASC 718 while the remainder should be accounted for pursuant to FASB ASC 606 and
 Michael Spellacy
Atlas Crest Investment Corp.
June 21, 2021
Page 4
         FASB ASC 718. In addition, explain your basis for the recognition patterns described in your disclosure. As part of your response, tell us how the identification of United Airlines as a customer was considered in determining the appropriate accounting treatment. Also tell us whether the guidance per ASU 2019-08 has been adopted.
Exhibits

12. We note from your Exhibit Index that the consent of Duff & Phelps filed as Exhibit 23.3 was included as Annex H to the proxy statement/prospectus, but we were unable to locate such consent. Please revise or advise.
General

13. We are unable to locate the Registration Rights Agreement, which your response to comment 8 indicates has been filed as Annex I to the revised registration statement. In this regard, it appears that a copy of the ESPP is included as Annex
I. Please revise or
         advise.
       You may contact Diane Fritz at 202-551-3331 or Ethan Horowitz at 202-551-3311 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



FirstName LastNameMichael Spellacy                             Sincerely,
Comapany NameAtlas Crest Investment Corp.
                                                               Division of
Corporation Finance
June 21, 2021 Page 4                                           Office of
Manufacturing
FirstName LastName